UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 1)
________________________

PHARMACYCLICS, INC.
(Name of Subject Company)
________________________

RWD ACQUISITION I LLC
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)
_________________________

716933106
(CUSIP Number of Class of Securities)
________________________

ROBERT W. DUGGAN
1933 Cliff Drive, Suite 30
Santa Barbara, California 93107
(805) 962-3755
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Transaction Valuation*	Amount of Filing Fee**

$4,200,000	$165.06

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 4,000,000 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $1.05 (the purchase price per share offered by Offeror).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2008, equals $39.30 per million dollars of transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$165.06	Filing Party:	RWD Acquisition I LLC
Form or Registration No.:	Schedule TO-T	Date Filed:	May 1, 2008

  ☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed by RWD Acquisition I LLC (the "Purchaser") with the Securities and Exchange Commission on May 1, 2008, relating to the offer by the Purchaser to purchase up to 4,000,000 shares of common stock, par value $0.0001 per share (the "Shares"), of Pharmacyclics, Inc., a Delaware corporation (the “Company"), at a purchase price of $1.05 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO. All references to Sections in this Amendment are to Sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO, as applicable.

Item 11: Additional Information

Item 11 of the Schedule TO is hereby amended by adding thereto the following:

"The Offer expired at midnight, New York time, on Friday, May 30, 2008. According to the Depositary for the Offer, as of such time, 1,758,060 Shares were tendered and approximately 224,621 additional Shares were guaranteed for delivery within three trading days, for a preliminary total of 1,982,681 Shares (representing approximately 7.6% of all outstanding Shares). The Purchaser has accepted and will promptly pay for all Shares tendered.

After giving effect to the results of the Offer and previous share acquisitions, Robert W. Duggan, who is the sole member of the Purchaser, may be the beneficial holder of up to 6,370,097 Shares, representing approximately 24.5% of all outstanding Shares. According to the Company’s most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the Securities and Exchange Commission on April 29, 2008, as of that date, there were 25,994,490 Shares issued and outstanding, entitled to one vote per Share."

Item 12.    Exhibits.

*(a)(1)(i)	Offer to Purchase dated May 1, 2008.

*(a)(1)(ii)	Form of Letter of Transmittal.

*(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

*(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(vii)	Form of summary advertisement, dated May 1, 2008.

*(a)(5)(i)	Text of press release issued by Purchaser, dated May 1, 2008.

(a)(5)(ii)	Text of press release issued by Purchaser, dated June 2, 2008.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2008

Company Name

By:	/s/ Robert W. Duggan
Name: Robert W. Duggan
Title: Sole Member

EXHIBIT INDEX

*(a)(1)(i)	Offer to Purchase dated May 1, 2008.

*(a)(1)(ii)	Form of Letter of Transmittal.

*(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

*(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(vii)	Form of summary advertisement, dated May 1, 2008.

*(a)(5)(i)	Text of press release issued by Purchaser, dated May 1, 2008.

(a)(5)(ii)	Text of press release issued by Purchaser, dated June 2, 2008.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.